This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT

Under

the Securities Act of 1933

LUCIA TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2721	87-2756994
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lucia Technologies, Inc.

1800 2nd Street, STE 603

Sarasota, FL 34236

310-433-2420

(Address, including zip code, and telephone number,

Including area code, of registrant’s principal executive offices)

InCorp Services, Inc.

919 North Market Street, STE 950

Wilmington, DE 19801

(Name, address, including zip code, and telephone number,

Including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: from time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 7(a)(2)(B) of the Securities Act.   ☒

At this time the Company is controlled by its sole officer and director who owns 50% of the outstanding shares and 50% of the voting power. After this offering, that officer and director will hold 50% of the outstanding shares and 50% of the voting power. Skypeak Fund I LP owns the other 50% of the outstanding shares and 50% of the voting power, is the selling shareholder described in the prospectus forming part of this registration statement and after the offering will continue to own 37.5% of the outstanding shares and voting power. Skypeak Fund I LP provides strategic and business advisory services to the Company.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission (the “SEC”) becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION ON _______, 2022

LUCIA TECHNOLOGIES, INC.

500,000 SHARES OF COMMON STOCK

Skypeak Fund I, L.P., the selling shareholder named in this prospectus is offering all of the shares of common stock offered through this prospectus. The common stock to be sold by the selling shareholder as provided in the “Selling Security Holders” section is common stock that are shares that have already been issued and are currently outstanding. We will not receive any proceeds from the sale of the common stock being sold by the selling shareholder.

The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to this prospectus, (ii) such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act or (iii) we decide at any time to terminate the offering of the shares at our sole discretion.

Our common stock is presently not traded on any market or securities exchange. The selling shareholder may be deemed to be an underwriter in connection with the sale of their shares of common stock. Common stock being registered in this registration statement may be sold by selling shareholder at a fixed price of $0.25 per share for the duration of the offering. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (“FINRA”), nor can there be any assurance that such an application for quotation will be approved. We have agreed to bear the expenses relating to the registration of the shares of the selling shareholder.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are subject to reduced public company reporting requirements.

We have made the irrevocable decision to not opt in to the extended transition period for complying with the revised accounting standards.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of This Prospectus is _____________ , 2022

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements, before making an investment decision. In this prospectus, the terms “Lucia Technologies” “Company,” “we,” “us” and “our”, “our company” refer to Lucia Technologies, Inc.

Overview

Lucia Technologies, Inc. (the “Company”) was incorporated on April 23, 2021 under the laws of the State of Delaware. The Company aspires to become a leading media and brand management group.

The Company plans to develop and acquire a diversified portfolio of media and consumer brands with a focus on niche consumer segments. The Company intends to leverage consumer data and artificial intelligence to optimize content and products offered to customers under each brand. We believe that this will improve the customer experience and drive success for the Company and its advertising partners. Leveraging ecommerce and live experiences will also be a key part of the Company’s strategy.

Lucia Technologies is currently preparing to launch and acquire media and consumer brands that fit within its strategy. It is anticipated we will have our first media assets within six to twelve months. We anticipate needing additional capital to introduce and transform our media and brand assets into leaders within their respective niches. To meet this need, we plan to raise up to $500,000 within twelve months. We also plan to engage with strategic marketing partners to drive supplemental traffic to our media portfolio.

The Company plans to generate revenues from advertising, product sales and live experiences. We expect this will be a sustainable revenue model.

There can be no assurance that we will be successful in raising additional capital or achieving our strategic goals.

In particular, there is significant risk as to our ability to successfully (i) develop and acquire media and consumer brands, (ii) develop related technology to collect and utilize consumer data effectively, (iii) drive market acceptance of developed brands, content and products, (iv) engage with high quality marketing partners that will drive the needed support traffic, and (v) generate meaningful revenue from consumers and advertising partners.

Between December 19 and December 31, 2021, we sold 4,000,000 shares of common stock, for $0.0001 per share or $400 in aggregate cash, including 2,000,000 shares of common stock to Skypeak Fund I, LP, our selling shareholder and 2,000,000 shares of common stock to our CEO and founder Colin Conway pursuant to an exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Lucia Technologies, Inc. is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of a minimal amount of cash and cash equivalents. We have present agreements or plans with any third party to be acquired by or to merge with an operating company. Additionally, we have no present plans to enter into a change of control or similar transaction or change the management of the company. However, we may consider strategic opportunities that may arise in the future to help implement our strategic business goals.

There will be illiquidity of any future trading market until the Company is no longer considered a shell company. Future investors will have limited ability to resell their shares through registering their transactions under the Securities Act of 1933, as amended, due to the fact that they would have to meet the conditions of section 4(1) of the Securities Act of 1933, as amended, and restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).

Use of Form S-8 Prohibited by Shell Companies

The U.S. Securities and Exchange Commission prohibits reporting shell companies from using Form S-8, the form public companies use to register securities in connection with employee benefit plans under the Securities Act of 1933, as amended, until sixty days after such companies cease to be shell companies and file required information.

Additionally, the U.S. Securities and Exchange Commission requires reporting shell companies (other than foreign private issuers, which the Company is not) to report on Form 8-K when they cease to be shell companies and to include in that report the information that would otherwise be required in a registration statement to register a class of securities under Section 12 of the Securities Exchange Act of 1934, as amended.

Definition of a Shell Company

A public shell company is a non-operating public company, which means a company registered, and filing periodic reports under, the Securities Exchange Act of 1934, as amended. Typically, shell companies are listed on the Nasdaq Small Cap Market, the Nasdaq Bulletin Board or the Pink Sheets. Shell companies can exist in three possible forms:

1.	A start-up company that has never achieved significant revenues and normally these companies have a rather short business history and have never acquired or managed substantial assets.

2.	A former operating company that went out of business or sold all of its operations but the company’s Securities Exchange Act of 1934, as amended, registration is still active. Normally, these companies have a long business history and have owned substantial assets at some point in their history.

3.	A company that was specifically formed and registered for the purpose of being sold in a reverse shell merger (also referred to as “Blank Check Company”). These companies have normally no business history and have never acquired any assets.

Because Our Company Is a Shell Company, There Are Restrictions Imposed Upon the Transferability Of Unregistered Shares And You Will Not Be Able To Resell Your Shares In Certain Circumstances

We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act of 1933, as amended, because we have nominal assets and nominal operations. Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, as amended, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i), which will potentially reduce liquidity of our securities. Another implication of us being a shell company are enhanced reporting requirements imposed on shell companies and that we cannot file registration statements under Section 5 of the Securities Act of 1933, as amended, using a Form S-8, a short form of registration to register securities issued to employees and consultants under an employee benefit plan. Additionally, though exemptions, such as Section 4(1) of the Securities Act of 1933, as amended, may be available for non-affiliate holders our shares to resell their shares, because we are a shell company, a holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act of 1933, as amended, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current “Form 10 information” with the U.S. Securities and Exchange Commission reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144. “Form 10 information” is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities. These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company. Being a shell company will also negatively impact on our ability to attract additional capital through subsequent unregistered offerings.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	A requirement to have only two years of audited financial statements and only two years of related MD&A;

●	Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

●	Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

●	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens in this prospectus, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a) (2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. We have made the irrevocable decision to not opt in to the extended transition period for complying with the revised accounting standards.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

The Offering

Common stock offered by selling security holder	500,000 shares of common stock. This number represents 12.5% of our current outstanding common stock.

Common stock outstanding before the offering	4,000,000 shares of common stock.

Common stock outstanding after the offering	4,000,000 shares of common stock.

Terms of the Offering	The selling shareholder will be the underwriter of this offering and will determine when and how it will sell the common stock offered in this prospectus. The selling shareholder will sell at a fixed price of $0.25 per share for the duration of the offering.

Termination of the Offering	The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act (iii) or we decide at any time to terminate the registration of the shares at our sole discretion.

Trading Market	There is currently no trading market for our common stock. We intend to apply soon for quotation on OTCBB. We will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist us.

Use of proceeds	We are not selling any shares of the common stock covered by this prospectus. As such, we will not receive any of the offering proceeds from the registration of the shares of common stock covered by this prospectus.

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors”

RISK FACTORS

The Securities offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating our business before purchasing any shares. This Prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

Risks Related to Our Business

LIMITED OPERATION HISTORY

The Company was formed on April 23, 2021. Prior to that time, the Company had no operations upon which an evaluation of the Company and its prospects could be based. There can be no assurance that management of the Company will be successful in completing the Company’s business development plan, devise a marketing plan to successfully reach the companies in this field or that the Company will generate sufficient revenues to meet its expenses or to achieve or maintain profitability.

NO ASSURANCE THAT WE WILL BE ABLE TO ACHIEVE OUR BUSINESS GOALS

In order to achieve our business goals we will need to raise additional capital of not less than $500,000. There can be no assurance that we will be successful in raising additional capital. In addition, there is significant risk as to our ability to successfully (i) develop and acquire media and consumer brands, (ii) develop related technology to collect and utilize consumer data effectively, (iii) drive market acceptance of developed brands, content and products, (iv) engage with high quality marketing partners that will drive the needed support traffic, and (v) generate meaningful revenue from consumers and advertising partners.

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue to operate over the next 12 months. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and the classification of liabilities that might be necessary in the even we cannot continue in existence. As such, if we are unable to obtain new financing to execute our business plan we may be required to cease our operations.

We have access to capital resources to sustain current operations for approximately 6 months due to limited expenses and plans to receive loans from our CEO and affiliated parties. After which, we will need to raise additional capital. We anticipate the Company will need approximately $500,000 over the next 12 months. The majority of the funds raised will be used to develop brand and media portfolio assets including content creation, product development and supplemental marketing efforts.

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business.

As reflected in the financial statements, the Company had an accumulated deficit at December 31, 2021, and a net loss and net cash used in operating activities for the period from April 23, 2021 (inception) through December 31, 2021. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is attempting to commence operations and generate sufficient revenue; however the Company’s cash position may not be sufficient to support the Company’s daily operations. Management intends to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy to commence operations and generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

WE ARE A SHELL COMPANY AND AS SUCH STOCKHOLDERS CANNOT RELY ON THE PROVISIONS OF RULE 144 FOR THE RESALE OF THEIR SHARES UNTIL CERTAIN CONDITIONS ARE MET.

We are a shell company as defined under Rule 405 of the Securities Act of 1933 as a registrant that has no or nominal operations and either no or nominal assets, or assets consisting only of cash or cash equivalents and/or other nominal assets. As securities issued by a shell company, the securities issued by us can only be resold pursuant to an effective registration statement by for the sale of such securities or utilizing the provisions of Rule 144 once certain conditions are met, including that: (i) we have ceased to be a shell company (ii) we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (iii) we have filed all required reports under the Exchange Act of the preceding 12 months and (iv) one year has elapsed since we filed “Form 10” information (e.g. audited financial statements, management information and compensation, stockholder information, etc.).

Thus, an investor in our common stock will not be able to sell his, her or its shares until such time as a registration statement for those shares is filed or we have ceased to be a shell company either by effecting a business combination or by developmental growth, we have remained current on its Exchange Act filings for 12 months and we have filed the information as would be required by a “Form 10” filing.

In addition, because we are a shell company, a person selling restricted or control securities may not use Rule 144 unless certain conditions have been met. Rule 144(i) provides that Rule 144 may only become available for the resale of securities by a person selling restricted or control securities that were originally issued by a shell company if certain conditions are met. These conditions are: (a) that the issuer is no longer a shell company of the company; (b) that the issuer is an SEC reporter; (c) that the issuer has filed all required reports during the preceding 12 months or any shorter period during which the company has been subject to reporting requirements; and (d) has filed current Form 10 information with the SEC reflecting that it is no longer a shell company.

Furthermore, as a shell company, we will not become eligible to use Form S-8 to register offerings of our securities until 60 calendar days after we cease to be a shell company and we file information equivalent to what it would be required to file if we filed Form 10 information with the SEC.

These shell restrictions will negatively impact our ability to raise additional capital through subsequent unregistered offerings.

ADVERSE EFFECT TO YOUR INTEREST UPON ADDITIONAL FINANCING

If we raise additional capital subsequent to this Offering through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, we may also have to issue securities, including preferred stock that may have rights, preferences and privileges senior to our Common Stock. As of the date of this registration statement, the Company has authorized 5,000,000 shares of preferred stock. In the event we seek to raise additional capital through the issuance of debt or its equivalents, this will result in increased interest expense.

LIMITED EXPERIENCE IN MANAGING AND OPERATING A PUBLIC COMPANY

Our current management has limited experience managing and operating a public company and relies in many instances on the professional experience and advice of third parties including its attorneys and accountants. Failure to adequately comply with laws, rules, or regulations applicable to our business may result in fines or regulatory action, which may materially adversely affect our business, results of operations, or financial condition and could result in delays in the development of an active and liquid trading market for our stock.

TIME COMMITMENT OF SOLE OFFICER AND DIRECTOR

Our sole officer and director plans to devote 1 to 20 hours per week to the Company. He currently serves as the CEO of two other entities. These other roles and responsibilities may preclude him from acting in a timely manner with issues related to the Company. This could cause delays in the growth and development plans of the Company and presents a conflict of interest with regards to how he may prioritize his time.

SIGNIFICANT COSTS TO BE A PUBLIC COMPANY

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we may not be able to absorb these costs of being a public company which will negatively affect our business operations. Based on our management’s reasonable estimates, we anticipate that our initial cost of being a public company, including legal, audit costs, printing, filing fees and other costs will be between $15,000 and $20,000 per year.

WE ARE AN “EMERGING GROWTH COMPANY,” AND ANY DECISION ON OUR PART TO COMPLY ONLY WITH CERTAIN REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO “EMERGING GROWTH COMPANIES” COULD MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we expect and fully intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We have elected to rely on these exemptions and reduced disclosure requirements applicable to “emerging growth companies” and expect to continue to do so.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have made the irrevocable decision to not opt in to the extended transition period for complying with the revised accounting standards.

Due to our status as an emerging growth company, our financial statements may not be comparable to those of other public companies.

In the event that there are changes in our ability to qualify for the reporting exceptions we receive as an emerging growth company, we may still be subject to reduced reporting requirements as long as we are a smaller reporting company.

THE RECENT COVID-19 CORONAVIRUS OUTBREAK

The outbreak of the COVID-19 coronavirus disease has been declared a pandemic by the World Health Organization continues to spread in the United States, Canada, and in many other countries globally. Related government and private sector responsive actions may adversely affect our business operations. It is impossible to predict the effect and ultimate impact of the COVID-19 pandemic as the situation is rapidly evolving.

The spread of COVID-19 has caused public health officials to recommend precautions to mitigate the spread of the virus, especially when congregating in heavily populated areas. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S., Canadian, and global economies. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact. These and other potential impacts of COVID-19 could therefore materially and adversely affect our business, financial condition and results of operations. As a result of these uncertainties, we are unable to predict the overall impact on our company at this time. Our senior management will continue to monitor our situation on a daily basis; however, we expect that these factors and others we have yet to experience will materially adversely impact our company, its business and operations for the foreseeable future.

DEPENDENCE ON KEY PERSONNEL

We will be dependent on services from Colin Conway, President, CEO, CFO and Secretary. Mr. Conway will only be devoting a portion of this business time to the affairs of the Company. The loss of our sole officer could have a material adverse effect on the operations and prospects of the Company. Our management is expected to handle all marketing and sales efforts and manage the operations. Responsibilities include formalizing business arrangements with third party service providers, directing the development of the Company website and other online communication tools, and formulating marketing materials to be used during presentations and meetings. At this time, we do not have any employment agreement with Mr. Conway, though the Company may enter into such an agreement on terms and conditions usual and customary for its industry. The Company does not currently have “key man” life insurance on Mr. Conway.

OUR LARGEST SHAREHOLDER, SOLE OFFICER AND DIRECTOR, COLIN CONWAY, HAS SUBSTANTIAL INFLUENCE OVER THE COMPANY AND ITS POLICIES AND WILL BE ABLE TO INFLUENCE CORPORATE MATTERS

Colin Conway is the sole officer and director of the Company. Mr. Conway’s interests may differ from other stockholders. He is also the largest stockholder and has the ability to exercise significant influence over other stockholders. Presently, he beneficially owns 50.0% of the common stock of the Company. He has influence over all matters requiring approval by our stockholders, including the election of directors, the approval of significant corporate transactions, and any change of control of the company.

INDEMNIFICATION AND LIMITATION OF LIABILITY

Our Certificate of Incorporation and By-Laws include provisions that eliminate the personal liability of the directors of the Company for monetary damages to the fullest extent possible under the laws of the State of Delaware or other applicable law. These provisions eliminate the liability of directors to the Company and its stockholders for monetary damages arising out of any violation of a director of his fiduciary duty of due care. Under Delaware law, however, such provisions do not eliminate the personal liability of a director for (i) breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases of stock other than from lawfully available funds, or (iv) any transaction from which the director derived an improper benefit. These provisions do not affect a director’s liabilities under the federal securities laws or the recovery of damages by third parties.

COMPANY MAY RELY UPON INDEPENDENT CONTRACTORS TO IMPLEMENT SOLUTIONS

In order to implement our services at a scale commensurate with the business plan, we will most likely engage independent contractors who will need to be mentored and actively managed to ensure that their work product meets the standards of our Company. Recruiting, engaging, contracting and maintaining independent contractors who can perform this work could cause delays, unplanned expenses and other adverse results for the Company.

REPORTING REQUIREMENTS UNDER THE EXCHANGE ACT AND COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002, INCLUDING ESTABLISHING AND MAINTAINING ACCEPTABLE INTERNAL CONTROLS OVER FINANCIAL REPORTING, ARE COSTLY AND MAY INCREASE SUBSTANTIALLY.

The rules and regulations of the SEC require a public company to prepare and file periodic reports under the Exchange Act, which will require that the Company engage legal, accounting, auditing and other professional services. The engagement of such services is costly. Additionally, the Sarbanes-Oxley Act of 2002 (the “Sarbanes- Oxley Act”) requires, among other things, that we design, implement and maintain adequate internal controls and procedures over financial reporting. The costs of complying with the Sarbanes-Oxley Act and the limited technically qualified personnel we have may make it difficult for us to design, implement and maintain adequate internal controls over financial reporting. In the event that we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls, we may not be able to produce reliable financial reports or report fraud, which may harm our overall financial condition and result in loss of investor confidence and a decline in our share price.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act of 2010 and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, we anticipate that the expenses that will be required in order to adequately prepare for being a public company could be material. We estimate that the aggregate cost of increased legal services, accounting and audit functions, personnel familiar with the obligations of public company reporting, consultants to design and implement internal controls and financial printing will initially be between $15,000 and $20,000 per year. Those costs will increase as the company hires employees and begins generating revenue. In addition, if and when we retain independent directors and/or additional members of senior management, we may incur additional expenses related to director compensation and/or premiums for directors’ and officers’ liability insurance, the costs of which we cannot estimate at this time. We may also incur additional expenses associated with investor relations and similar functions, the cost of which we also cannot estimate at this time. However, these additional expenses individually, or in the aggregate, may also be material.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may cause us to reduce costs in other areas of our business or increase the prices of our products or services to offset the effect of such increased costs. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE NOT ABLE TO IMPLEMENT THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT IN A TIMELY MANNER OR WITH ADEQUATE COMPLIANCE, WE MAY BE SUBJECT TO SANCTIONS BY REGULATORY AUTHORITIES.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our annual report for fiscal year 2021, provide a management report on the internal control over financial reporting. We are in the preliminary stages of seeking consultants to assist us with a review of our existing internal controls and the design and implementation of additional internal controls that we may determine are appropriate. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be evaluating our internal controls systems to allow management to report on our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or a stock exchange on which our securities may be listed in the future. Any such action could adversely affect our financial results or investors’ confidence in us and could cause our stock price to fall. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the SEC, any stock exchange on which our securities may be listed in the future, or other regulatory authorities, which would entail expenditure of additional financial and management resources and could materially adversely affect our stock price. Inferior internal controls could also cause us to fail to meet our reporting obligations or cause investors to lose confidence in our reported financial information, which could have a negative effect on our stock price.

To date, we have not evaluated the effectiveness of our internal controls over financial reporting, or the effectiveness of our disclosure controls and procedures, and we will not be required to evaluate our internal controls over financial reporting or disclose the results of such evaluation until the filing of our second annual report. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934 which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event an investor could lose his entire investment in our company.

Risks Related to Our Common Stock

NO PUBLIC TRADING MARKET

There is no established public trading marketing for our common stock and there can be no assurance that one will ever develop. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result holders of our securities may not find purchasers for our securities should they try to sell securities held by them. Consequently, our securities should be purchased only by investors having no need for liquidity in their investment and who can hold our securities for an indefinite period of time.

NOT LIKELY TO PAY DIVIDENDS

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends in the foreseeable future, but will review this policy as circumstances dictate.

MAY BE SUBJECT NOW AND IN THE FUTURE TO THE SEC’S “PENNY STOCK” RULES

We may be subject now and in the future to the SEC’s “penny stock” rules if our shares of Common Stock sell below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our Common Stock. As long as our shares of Common Stock are subject to the penny stock rules, the holders of such shares of Common Stock may find it more difficult to sell their securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report, includes some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our and our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling shareholder. All of the net proceeds from the sale of our common stock will go to the selling shareholder as described below in the sections entitled “Selling Security Holders” and “Plan of Distribution.” We have agreed to bear the expenses relating to the registration of the common stock for the selling shareholder.

DETERMINATION OF OFFERING PRICE

Since our common stock is not listed or quoted on any exchange or quotation system, the offering price of the shares of our common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

Although our common stock is not listed on a public exchange, we will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus. In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved.

In addition, there is no assurance that our common stock will trade at market prices in excess of the initial offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

DILUTION

The common stock to be sold by the selling stockholders provided in the “Selling Security Holders” section is common stock that is currently issued. Accordingly, there will be no dilution to our existing stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is presently no public market for our shares of common stock. We anticipate applying for quoting of our common stock on the OTCBB upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares of common stock will be quoted on the OTCBB or, if quoted, that a public market will materialize.

Holders of Capital Stock

As of the date of this registration statement, we had two (2) holders of our common stock.

Stock Option Grants

We do not have a stock option plan in place and have not granted any stock options at this time.

DESCRIPTION OF BUSINESS

Overview

Lucia Technologies, Inc. (the “Company”) was incorporated on April 23, 2021 under the laws of the State of Delaware. The Company aspires to become a leading media and brand management group.

The Company plans to develop and acquire a diversified portfolio of media and consumer brands with a focus on niche consumer segments. The Company intends to leverage consumer data and artificial intelligence to optimize content and products offered to customers under each brand. We believe that this will improve the customer experience and drive success for the Company and its advertising partners. Leveraging ecommerce and live experiences will also be a key part of the Company’s strategy.

Lucia Technologies is currently preparing to launch and acquire media and consumer brands that fit within its strategy. It is anticipated we will have our first media assets within six to twelve months.. We anticipate needing additional capital to introduce and transform our media and brand assets into leaders within their respective niches. To meet this need, we plan to raise up to $500,000 within twelve months. We also plan to engage with strategic marketing partners to drive supplemental traffic to our media portfolio.

The Company plans to generate revenues from advertising, product sales and live experiences. We expect this will be a sustainable revenue model.

There can be no assurance that we will be able to raise any meaningful capital to implement our business plan. In addition, there is a significant risk as to our ability to successfully (i) develop and acquire media and consumer brands, (ii) develop related technology to collect and utilize consumer data effectively, (iii) drive market acceptance of developed brands, content and products, (iv) engage with high quality marketing partners that will drive the needed support traffic, and (v) generate meaningful revenue from consumers and advertising partners.

The Company is led by Mr. Colin Conway as CEO since April 2021 to present. He has served in various capacities in the public and private sectors for over 15 years. Mr. Conway works as the CEO of a consumer debt buyer and servicer called Oliphant from October 2021 to present. Mr. Conway serves as CEO of International Capital Access Group, a Sarasota, FL based merchant bank, from 2018 to present. Previously he was a Partner at Oreva Capital, a Los Angeles based merchant bank, from 2016-2018. Mr, Conway was also a Board Member of Barington/Hilco Acquisition Corp. a SPAC that did not close a transaction and as a Director at Vert Capital, a private equity and special situations firm, from 2014-2016.

Our Company’s fiscal year end is December 31.

Website

We currently own the domain name www.lucia-tech.co. The website is under construction. We plan to launch the Lucia Technologies website during the 2nd quarter of 2023.

Target Market

The Company’s target market consists of consumers interested in niche industry segments. These consumers are looking for more content around their interests.

Marketing and Sales

We are working to develop and acquire a diversified portfolio of media and consumer brands. The Company will engage marketing partners once the Company has its brands ready for high traffic volume. The Company plans to raise capital in the future to hire key sales and marketing employees. Our in-house team will develop a strategy to leverage online advertising, social media, email marketing and other methods to drive awareness and user traffic to our content.

Competition

The Company’s competition comes from other media and consumer brands looking for the attention of our consumer base. Given the large variety of consumer interest niches with limited quality content, we expect to see reduced competition in our targeted brand content. We plan to leverage consumer data and artificial intelligence to best direct our efforts to drive traffic and optimize the consumer experience.

Pricing

We plan to provide content to our user base on both a free and subscription basis. We will use our content to direct consumers to products, advertisements and live experiences that interest them. We expect to generate revenue from advertising, affiliate fees, and the sale of produces and live experiences..

Employees

We presently have no other employees other than our President, CEO and CFO, Colin Conway.

Government Regulation

Our business activities currently are subject to no particular regulation by government agencies other than that routinely imposed on corporate businesses. We operate in a longstanding business segment that has seen few changes in regulation. However, we will continue to monitor any new regulations specific to our business in the future.

Seasonality

We do not have a seasonal business cycle.

Environmental Matters

Our business currently does not involve any environmental regulation.

Intellectual Property

We do not hold any patents, trademarks or other registered intellectual property on services or processes relating to our business at this time, with the exception of the domain name lucia-tech.co.

DESCRIPTION OF PROPERTY

The Company’s principal executive office and mailing address is 1800 2nd Street, STE 603 Sarasota, FL 34236.Our telephone number is 310-433-2420 and the office space is provided free of charge by Mr. Conway.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not involved in any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULT OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements and the accompanying notes included elsewhere in this Prospectus. References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “Lucia Technologies”, “us,” “we,” “our,” and similar terms refer to Lucia Technologies, Inc., a Delaware corporation. This discussion includes forward-looking statements, as that term is defined in the federal securities laws, based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Words such as “anticipate,” “estimate,” “plan,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions are used to identify forward-looking statements.

We caution you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, which may influence the accuracy of the statements and the projections upon which the statements are based. See “Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this registration statement. Any one or more of these uncertainties, risks and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate. Our actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise.

Overview

Lucia Technologies, Inc. (the “Company”) was incorporated on April 23, 2021 under the laws of the State of Delaware. The Company aspires to become a leading media and brand management group.

The Company plans to develop and acquire a diversified portfolio of media and consumer brands with a focus on niche consumer segments. The Company leverage consumer data and artificial intelligence to optimize content and products offered to customers under each brand. This will improve the customer experience and drive success for the Company and advertising partners. Leveraging ecommerce and live experiences will also be a key part of the Company’s strategy.

Lucia Technologies is currently preparing to launch and acquire media and consumer brands that fit within its strategy. It is anticipated we will have our first media assets within six to twelve months.. We anticipate needing additional capital to introduce and transform our media and brand assets into leaders within their respective niches. To meet this need, we plan to raise up to $500,000 within twelve months. We also plan to engage with strategic marketing partners to drive supplemental traffic to our media portfolio.

The Company plans to generate revenues from advertising, product sales and live experiences. We expect this will be a sustainable revenue model.

There is significant risk in our ability to successfully (i) develop and acquire media and consumer brands, (ii) develop related technology to collect and utilize consumer data effectively, (iii) drive market acceptance of developed brands, content and products, (iv) engage with high quality marketing partners that will drive the needed support traffic, and (v) generate meaningful revenue from consumers and advertising partners.

The Company is led by Mr. Colin Conway as CEO since April 2021 to present. He has served in various capacities in the public and private sectors for over 15 years. Mr. Conway works as the CEO of a consumer debt buyer and servicer called Oliphant from October 2021 to present. Mr. Conway serves as CEO of International Capital Access Group, a Sarasota, FL based merchant bank, from 2018 to present. Previously he was a Partner at Oreva Capital, a Los Angeles based merchant bank, from 2016-2018. Mr, Conway was also a Board Member of Barington/Hilco Acquisition Corp. a SPAC that did not close a transaction and as a Director at Vert Capital, a private equity and special situations firm, from 2014-2016.

Plan of Operations

The Company is currently working to develop and acquire media and consumer brands. This effort is led by Mr. Colin Conway, the Company’s founder and only executive.

Results of Operations - For the Period from January 1, 2022 through September 30, 2022

Overview

We reported a net loss of $8,852.

Revenues

We had no revenues for the period from January 1, 2022 through September 30, 2022.

General and administrative expenses

General and administrative expenses were $7,866 for the period from January 1, 2022 through September 30, 2022.

Interest

Interest expense was $986 during the period from January 1, 2022 through September 30, 2022.

Liquidity and Capital Resources

Liquidity

We measure our liquidity in a number of ways, including the following:

September 30,
2022

Cash and cash equivalents	$49,491
Working capital	$(8,584)

For the period from January 1, 2022 through September 30, 2022, our sources and uses of cash were as follows:

Net Cash Used by Operating Activities

We experienced negative cash flow from operating activities for the period from January 1, 2022 through September 30, 2022 in the amount of $7,909. The net cash used by operating activities was primarily attributable to our net loss of our operations.

Net Cash Used in Investing Activities

There were no cash flows from investing activities for the period from January 1, 2022 through September 30, 2022.

Net Cash Used by Financing Activities

Net cash provided by financing activities was $57,000 for the period from January 1, 2022 through September 30, 2022. The net cash provided by financing activities was a result of $57,000 in proceeds from the issuance of related party notes payable.

Results of Operations - For the Period from April 23, 2021 (inception) through December 31, 2021

Overview

We reported a net loss of $132.

Revenues

We had no revenues for the period from April 23, 2021 (inception) through December 31, 2021.

General and administrative expenses

General and administrative expenses were $132 for the period from April 23, 2021 (inception) through December 31, 2021.

Interest

Interest expense was $0 during the period from April 23, 2021 (inception) through December 31, 2021.

Liquidity and Capital Resources

Liquidity

We measure our liquidity in a number of ways, including the following:

December 31,
2021

Cash and cash equivalents	$357
Working capital	$268

For the period from April 23, 2021 (inception) through December 31, 2021, our sources and uses of cash were as follows:

Net Cash Used by Operating Activities

We experienced negative cash flow from operating activities for the period from April 23, 2021 (inception) through December 31, 2021 in the amount of $43. The net cash used by operating activities was primarily attributable to our net loss of our operations.

Net Cash Used in Investing Activities

There were no cash flows from investing activities for the period from April 23, 2021 (inception) through December 31, 2021.

Net Cash Used by Financing Activities

Net cash provided by financing activities was $400 for the period from April 23, 2021 (inception) through December 31, 2021. The net cash provided by financing activities was a result of $400 in proceeds from the sale of common shares.

Availability of Additional Funds

We currently do not have any material commitment for capital expenditures. Additionally, we are not currently generating any revenues. In order to develop a marketable product, we will need to raise additional capital. If we’re not successful in raising additional capital, we will exhaust our capital reserves and need to suspend our operations until we obtain the needed funding. Our current cash reserves provide Lucia Technologies with enough capital to remain operational for an additional 6 months.

Currently, we have no established bank-financing arrangements. Therefore, we will need to seek additional financing through a future private offering of our equity or debt securities, or through strategic partnerships and other arrangements with corporate partners. We believe we will be successful in these efforts; however, there can be no assurance we will be successful in raising additional debt or equity financing to fund our operations on terms agreeable to us. These matters raise substantial doubt from our independent auditor about our ability to continue as a going concern. If we are unable to meet our internal revenue forecasts or obtain additional financing on a timely basis, we may have to delay the development and acquisition of our media and consumer brands, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately we could be forced to discontinue our operations, liquidate, and/or seek reorganization under the U.S. bankruptcy code.

Our financial statements included elsewhere in this registration statement on Form S-1 have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate our continuation as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates may include those pertaining to accruals, stock-based compensation and income taxes. Actual results could materially differ from those estimates.

Revenue Recognition

The Company adopted ASC, Revenue from Contracts with Customers Topic 606 (“ASC 606”) from inception.

The Company recognizes revenue when its customer obtains control of promised services in an amount that reflects the consideration that the company expects to receive in exchange for those services. The Company recognizes revenue in accordance with ASC Topic 606, Revenue from contracts with customers (“ASC 606”) and determines revenue recognition through the following steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age, and positions of our executive officers and director as of the date of this Memorandum:

Name	Age	Positions
Colin Conway	38	President, Chief Executive Officer, Chief Financial Officer and Director

Set forth below is a brief description of the background and business experience of our officer and director.

The Company is led by Mr. Colin Conway as CEO since April 2021 to present. He has served in various capacities in the public and private sectors for over 15 years. From October 2021 to the present Mr. Conway has served as the CEO of a Oliphant United Inc. and subsidiaries, a consumer debt buyer and servicer. Mr. Conway serves as CEO of International Capital Access Group, a Sarasota, FL based merchant bank, from 2018 to present. Previously he was a Partner at Oreva Capital, a Los Angeles based merchant bank, from 2016-2018. Mr, Conway was also a Board Member of Barington/Hilco Acquisition Corp. a SPAC that did not close a transaction and as a Director at Vert Capital, a private equity and special situations firm, from 2014-2016.

Our bylaws authorize no less than one (1) director. Mr. Colin Conway is our sole director.

The registrant believes that the skills, experiences and qualifications of Mr. Conway will provide the registrant with the expertise and experience necessary to advance the interests of its shareholders.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

We currently do not have employment agreements with our executive officers and directors.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Director Independence

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 4200(a)(15). Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation or has been, at any time during the past three years, employed by the Company. Accordingly, we do not have any independent director as of the date of this registration statement.

Involvement in Certain Legal Proceedings

Our directors and executive officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

There was no compensation awarded to, earned by, or paid to executive officers for the period from April 23, 2021 (inception) to December 31, 2021.

Compensation Discussion and Analysis

The registrant does presently not have employment agreements with any of its named executive officers and it has not established a system of executive compensation or any fixed policies regarding compensation of executive officers. Due to financial constraints typical of those faced by a recently formed business, the Company has not paid any cash and/or stock compensation to its named executive officers.

Our current named executive officer, Colin Conway, holds substantial ownership in the registrant and is motivated by a strong entrepreneurial interest in developing our operations and potential revenue base to the best of his ability. As our business and operations expand and mature, we may develop a formal system of compensation designed to attract, retain and motivate talented executives.

The table below summarizes all compensation awarded to, earned by, or paid to each named executive officer for all services rendered to us.

None

SUMMARY COMPENSATION TABLE

						Non-	Non-
Name						Equity	Qualified	All
and				Stock	Option	Incentive Plan	Deferred	Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation	Totals
Position	Year	($)	($)	($)	($)	($)	Earnings ($)	($)	($)
Colin Conway, President, Chief Executive Officer and Chairman of the Board	2021	—	—	—	—	—	—	—	—

Narrative Disclosure to the Summary Compensation Table

Our named executive officer does not currently receive any compensation from the registrant for his service as an officer of the registrant. Mr. Conway has the flexibility to dedicate 1 to 20 hours per week to the company.

Option Grants Table

There were no individual grants of stock options to purchase our common stock made to the executive officers for the period from April 23, 2021 (inception) through December 31, 2021.

Long-Term Incentive Plan (“LTIP”) Awards Table

There were no awards made to any named executive officers in the last completed fiscal year under any LTIP.

Employment Agreements

Currently, we do not have an employment agreement in place with our officer and director.

No retirement, pension, profit sharing, insurance programs, long-term incentive plans or other similar programs have been adopted by us for the benefit of our employees. We may however implement such long-term equity incentive plans in the future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding shares of common stock as of December 31, 2021 and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly and the shareholders listed possesses sole voting and investment power with respect to the shares shown.

	Number of Shares
Name	Beneficially Owned	Percent of Class (1)

Colin Conway	2,000,000	50.0%
Skypeak Fund I LP	2,000,000	50.0%

All Executive Officers and Directors as a group	4,000,000	100.0%

(1)	Based on 4,000,000 shares of common stock outstanding as of December 31, 2021.

Colin Conway serves as sole officer and director of the Company. Skypeak Fund I LP provides strategic and business advisory services to the Company and is the selling shareholder named in this prospectus

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

 Mr. Conway is our only control person.

SELLING SHAREHOLDER

The common shares being offered for resale by the selling shareholder consist of 500,000 shares of our common stock held by 1 shareholder.

All expenses incurred with respect to the registration of the common stock will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by the selling shareholders in connection with the sale of such shares.

The following table sets forth the name of the selling security holder, the number of shares of common stock beneficially owned by the selling stockholder as of the date of this registration statement and the number of shares of common stock being offered by the selling stockholder. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of the date of this prospectus. The selling shareholder may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered. The selling shareholder is under no obligation to sell all or any portion of such shares nor is the selling shareholder obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the selling shareholder.

Name	Shares Beneficially Owned Prior to Offering	Percent Beneficially Owned Prior to Offering (1)	Shares to be Offered	Amount Beneficially Owned After Offering	Percent Beneficially Owned After Offering(1)
Skypeak Fund I LP	2,000,000	50%	500,000	37.5%	37.5%
	2,000,000	50%	500,000	37.5%	37.5%

(1)	Based on 4,000,000 shares outstanding as of December 31, 2021 .

Colin Conway serves as sole officer and director of the Company and is the owner of 2,000,000 shares of common stock. Skypeak Fund I LP provides strategic and business advisory services to the Company.

There are no agreements between the Company and any selling shareholder pursuant to which the shares subject to this registration statement were issued.

None of the selling shareholders or their beneficial owners:

●	has ever been one of our officers or directors or an officer or director of our predecessors; or

●	are broker-dealers or affiliated with broker-dealers.

PLAN OF DISTRIBUTION

The selling shareholder will serve as an underwriter and may sell some or all of its shares at a fixed price of $0.25 per share for the duration of the offering. Although our common stock is not listed on a public exchange, we will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus. In order to be quoted on OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved. However, sales by the selling shareholder must be made at the fixed price of $0.25 for the duration of the offering.

Once a market has developed for our common stock, the shares may be sold or distributed from time to time by the selling stockholders, directly to one or more purchasers or through brokers or dealers who act solely as agents. The distribution of the shares may be effected in one or more of the following methods:

*	ordinary brokers transactions, which may include long or short sales,

*	transactions involving cross or block trades on any securities or market where our common stock is trading,

*	through direct sales to purchasers or sales effected through agents,

*	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise), or

*	any combination of the foregoing.

In addition, the selling shareholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the selling stockholders. The selling shareholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. None of the selling shareholders are broker-dealers or affiliates of broker dealers.

We will advise the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Brokers, dealers, or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Neither the selling shareholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling shareholders and any other shareholder, broker, dealer or agent relating to the sale or distribution of the shares. We will not receive any proceeds from the sale of the shares of the selling shareholders pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees.

Notwithstanding anything set forth herein, no FINRA member will charge commissions that exceed 8% of the total proceeds of the offering.

Colin Conway serves as sole officer and director of the Company. Skypeak Fund I LP provides strategic and business advisory services to the Company.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

Our authorized share capital consists of 100,000,000 shares of common stock, par value $0.0001 per share and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of the date hereof, 4,000,000 shares of our common stock and no shares of our preferred stock were outstanding.

Common Stock

The shareholders of our common stock currently have: (i) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stock holders may vote. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Please refer to the Company’s Articles of Incorporation, by-laws and the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of the Company’s securities.

We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be paid at the discretion of the Board.

If we liquidate or dissolve our business, the shareholders of our common stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Preferred Stock

At the direction of our Board of Directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our Board of Directors can determine the number of shares of each series of preferred stock, the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

Undesignated preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common stockholders. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Dividends

We have not paid any cash dividends to our shareholders. The declaration of any future cash dividends is at the discretion of our Board and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Transfer Agent and Registrar

We have engaged with Action Stock Transfer Corporation as the transfer agent and registrar for the securities of the Company.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The financial statements for the period from April 23, 2021 (inception) to December 31, 2021 included in this prospectus and the registration statement have been audited by BFBorgers, PLLC, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement under the Securities Act for the common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Lucia Technologies, Inc.

September 30, 2022

F-1

Lucia Technologies, Inc.
Balance Sheets

	(unaudited)
	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$49,491	$357
Total current assets	49,491	357
TOTAL ASSETS	$49,491	$357
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes Payable – related party	$57,000	$—
Accrued Interest	986	—
Accounts Payable	89	89
Total current liabilities	58,075	89
Total liabilities	58,075	89
Stockholders’ equity
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.0001 par value, 100,000,000 shares authorized, 4,000,000 issued and outstanding	400	400
Accumulated deficit	(8,984)	(132)
Total stockholders’ equity	(8,584)	268
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$49,491	$357

See notes to the Financial Statements

F-2

Lucia Technologies, Inc.
Statements of Operations
For the Three months and Nine months Ended September 30, 2022 and 2021 (Unaudited)
(Unaudited)

	For the Three months ended		For the Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	Inception through September 30, 2021
Net revenue	$—	$—	$—	$—
Operating expenses
General and administrative	—	—	1,866	89
Professional Fees	—	—	6,000	—
Total operating expenses	—	—	1,866	89
Loss from operations	—	—	(7,866)	(89)
Interest Expense	(787)	—	(986)	—
Net loss	$(787)	$—	$(8,852)	$(89)

Net loss per common share
Basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted-average number of common shares
Basic and diluted	4,000,000	0	4,000,000	0

See notes to the Financial Statements

F-3

Lucia Technologies, Inc.
Statements of Stockholders’ Equity
For the Three months Ended September 30, 2021 and 2022
(Unaudited)

	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at July 1, 2021	—	$—	4,000,000	$400	$—	$(89)	$311
Issuance of common shares for cash	—	—			—	—
Net loss	—	—	—	—	—
Balance at September 30, 2021	—	$—	4,000,000	$400	$—	$(89)	$311

	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at July 1, 2022	—	$—	4,000,000	$400	—	$(8,197)	$(7,797)
Issuance of common shares for cash	—	—			—	—
Net loss	—	—	—	—	—	(787)	(787)
Balance at September 30, 2022	—	$—	4,000,000	$400	$—	$(8,984)	$(8,584)

Lucia Technologies, Inc.
Statements of Stockholders’ Equity
For the Nine months Ended September 30, 2021 and 2022
(unaudited)

	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at April 23, 2021 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of common shares for cash, including 2,000,000 shares to our CEO and founder at $0.0001 per share	—	—	4,000,000	400	—	—	400
Net loss	—	—	—	—	—	(89)	(89)
Balance at September 30, 2021	—	$—	4,000,000	$400	$—	$(89)	$311

	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at January 1, 2022	—	$—	4,000,000	$400	—	$(132)	$268
Issuance of common shares for cash	—	—			—	—
Net loss	—	—	—	—	—	(8,852)	(8,852)
Balance at September 30, 2022	—	$—	4,000,000	$400	$—	$(8,984)	$(8,584)

See notes to the Financial Statements

F-4

Lucia Technologies, Inc.
Statements of Cash Flows
For the Nine months Ended September 30, 2021 and 2022
(Unaudited)

	For the Nine months Ended
Cash Flows from Operating Activities	September 30, 2022	September 30, 2021
Net loss	$(8,852)	$(89)
Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities
Accrued Interest	986	—
Accounts Payable	—	89
Net cash used in operating activities	(7,909)	—
Cash Flows from Financing Activities
Proceeds from issuance of note payable	57,000	—
Net cash provided by Financing Activities	57,000	—

Net Increase in Cash and Cash Equivalents	49,134	—
Cash and Cash Equivalents at Beginning of Period	357	—
Cash and Cash Equivalents at End of Period	$49,491	$—

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

F-5

Lucia Technologies, Inc.

September 30, 2022

Notes to the Financial Statements

Note 1 - Organization and Operations

Lucia Technologies, Inc.

Lucia Technologies, Inc. (the “Company”) was incorporated on April 23, 2021 under the laws of the State of Delaware. The Company aspires to become a leading media and brand management group.

The Company plans to develop and acquire a diversified portfolio of media and consumer brands with a focus on niche consumer segments. The Company leverage consumer data and artificial intelligence to optimize content and products offered to customers under each brand. This will improve the customer experience and drive success for the Company and advertising partners. Leveraging ecommerce and live experiences will also be a key part of the Company’s strategy.

Note 2 - Summary of Significant Accounting Policies

The Management of the Company is responsible for the selection and use of appropriate accounting policies and the appropriateness of accounting policies and their application. Critical accounting policies and practices are those that are both most important to the portrayal of the Company’s financial condition and results and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The Company’s significant and critical accounting policies and practices are disclosed below as required by generally accepted accounting principles.

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Fiscal Year-End

The Company elected December 31st as its fiscal year ending date.

Use of Estimates and Assumptions and Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s).

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly.

Actual results could differ from those estimates.

F-6

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and accrued expenses approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Commitment and Contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

F-7

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Revenue Recognition

The Company adopted ASC, Revenue from Contracts with Customers Topic 606 (“ASC 606”) from inception.

The Company recognizes revenue when its customer obtains control of promised services in an amount that reflects the consideration that the company expects to receive in exchange for those services. The Company recognizes revenue in accordance with ASC Topic 606, Revenue from contracts with customers (“ASC 606”) and determines revenue recognition through the following steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

Income Tax Provision

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification (“Section 740-10-25”). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

Management makes judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In management’s opinion, adequate provisions for income taxes have been made for all years. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary. All tax years since inception are open for examination by taxing authorities.

Uncertain Tax Positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the provisions of Section 740-10-25 for the period from January 1, 2022 through September 30, 2022.

F-8

Net Income per Common Share

Net income per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through contingent share arrangements, stock options and warrants.

There were no potentially dilutive common shares outstanding for the period from January 1, 2022 through September 30, 2022.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 – Notes Payable – Related Party

On January 18, 2022, the Company issued an unsecured note payable in the amount of $4,000 to a related party of the Company.  The note accrues interest at 8% per annum and is payable on or before January 18, 2023.  The outstanding balance including accrued interest at September 30, 2022 was $4,203.

On March 3, 2022, the Company issued an unsecured note payable in the amount of $3,000 to a related party of the Company.  The note accrues interest at 8% per annum and is payable on or before March 3, 2023.  The outstanding balance including accrued interest at September 30, 2022 was $3,141.

On August 29, 2022, the Company issued an unsecured note payable in the amount of $50,000 to a related party of the Company.  The note accrues interest at 14% per annum and is payable on or before August 29, 2024.  The outstanding balance including accrued interest at September 30, 2022 was $50,642.

Note 4 – Liquidity and Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business.

The Company is attempting to continue operations and generate sufficient revenue, however the Company’s cash position may not be sufficient to support the Company’s daily operations, which raises substantial doubt about the Company’s ability to continue as a going concern. Management intends to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy to commence operations and generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

Note 6 – Stockholders’ Equity

Shares Authorized

The total number of shares of all classes of stock which the Company is authorized to issue is One Hundred-Five Million (105,000,000) shares of which Five Million (5,000,000) shares are Preferred Stock, par value $0.0001 per share, and One Hundred Million (100,000,000) shares are Common Stock, par value $0.0001 per share. The Preferred Stock has liquidation preference over the Common Stock.

Common Stock

As of September 30, 2022, there were 4,000,000 shares issued and outstanding.

F-9

Note 7 – Income Taxes

Income before income taxes for the period from January 1, 2022 through September 30, 2022 was $0.

The expense for income taxes of $0 resulted in an effective tax rate of 0%.

As of September 30, 2022, the Company had no deferred tax assets or liabilities.

Note 8 – Subsequent Events

The Company has evaluated all transactions from September 30, 2022, through the financial statement issuance date for subsequent event disclosure consideration and noted no significant subsequent event that needs to be disclosed.

F-10

Lucia Technologies, Inc.

December 31, 2021

F-11

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Lucia Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Lucia Technologies, Inc. (the “Company”) as of December 31, 2021, the related statement of operations, stockholders’ equity (deficit), and cash flows for the period April 23, 2021 (Inception) through December 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period April 23, 2021 (Inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2022

Lakewood, CO

March 15, 2022

Lucia Technologies, Inc.
Balance Sheet
As of December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	$357
Total current assets	357
TOTAL ASSETS	$357
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts Payable	$89
Total current liabilities	89
Total liabilities	89
Stockholders’ equity
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding	—
Common stock, $0.0001 par value, 100,000,000 shares authorized, 4,000,000 issued and outstanding	400
Retained Earnings	(132)
Total stockholders’ equity	268
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$357

See notes to the Financial Statements

Lucia Technologies, Inc.
Statement of Operations
For the Period from April 23, 2021 (Inception) through December 31, 2021

Net revenue	$—
Operating expenses
General and administrative	132
Total operating expenses	132
Loss from operations	(132)
Net loss	$(132)

Net loss per common share
Basic and diluted	($0.00)
Weighted-average number of common shares
Basic and diluted	181,818

See notes to the Financial Statements

Lucia Technologies, Inc.
Statement of Stockholders’ Equity
For the Period from April 23, 2021 (Inception) through December 31, 2021

	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at April 23, 2021	—	$—	—	$—	$—	$—	$—
Issuance of common shares for cash, including 2,000,000 shares to our CEO and founder at $0.0001 per share	—	—	4,000,000	400	—	—	400
Net loss	—	—	—	—	—	(132)	(132)
Balance at December 31, 2021	—	$—	4,000,000	$400	$—	$(132)	$268

See notes to the Financial Statements

Lucia Technologies, Inc.
Statement of Cash Flows
For the Period from April 23, 2021 (Inception) through December 31, 2021

Cash Flows from Operating Activities
Net loss	$(132)
Adjustments to reconcile net loss to net cash used in operating activities	—
Changes in operating assets and liabilities
Accounts Payable	89
Net cash used in operating activities	(43)
Cash Flows from Financing Activities
Proceeds from sale of common shares	400
Net cash provided by Financing Activities	400

Net Increase in Cash and Cash Equivalents	357
Cash and Cash Equivalents at Beginning of Period	—
Cash and Cash Equivalents at End of Period	$357

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$—
Cash paid for income taxes	$—

Lucia Technologies, Inc.

December 31, 2021

Notes to the Financial Statements

Note 1 - Organization and Operations

Lucia Technologies, Inc.

Lucia Technologies, Inc. (the “Company”) was incorporated on April 23, 2021 under the laws of the State of Delaware. The Company aspires to become a leading media and brand management group.

The Company plans to develop and acquire a diversified portfolio of media and consumer brands with a focus on niche consumer segments. The Company leverage consumer data and artificial intelligence to optimize content and products offered to customers under each brand. This will improve the customer experience and drive success for the Company and advertising partners. Leveraging ecommerce and live experiences will also be a key part of the Company’s strategy.

Note 2 - Summary of Significant Accounting Policies

The Management of the Company is responsible for the selection and use of appropriate accounting policies and the appropriateness of accounting policies and their application. Critical accounting policies and practices are those that are both most important to the portrayal of the Company’s financial condition and results and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The Company’s significant and critical accounting policies and practices are disclosed below as required by generally accepted accounting principles.

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Fiscal Year-End

The Company elected December 31st as its fiscal year ending date.

Use of Estimates and Assumptions and Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s).

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly.

Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and accrued expenses approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Commitment and Contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Revenue Recognition

The Company adopted ASC, Revenue from Contracts with Customers Topic 606 (“ASC 606”) from inception. The Company recognizes revenue when its customer obtains control of promised services in an amount that reflects the consideration that the company expects to receive in exchange for those services. The Company recognizes revenue in accordance with ASC Topic 606, Revenue from contracts with customers (“ASC 606”) and determines revenue recognition through the following steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

Income Tax Provision

The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification (“Section 740-10-25”). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

Management makes judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In management’s opinion, adequate provisions for income taxes have been made for all years. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary. All tax years since inception are open for examination by taxing authorities.

Uncertain Tax Positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the provisions of Section 740-10-25 for the period from April 23, 2021 (inception) through December 31, 2021.

Net Income per Common Share

Net income per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through contingent share arrangements, stock options and warrants.

There were no potentially dilutive common shares outstanding for the period from April 23, 2021 (inception) through December 31, 2021.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3 – Liquidity and Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business.

The Company is attempting to continue operations and generate sufficient revenue, however the Company’s cash position may not be sufficient to support the Company’s daily operations, which raises substantial doubt about the Company’s ability to continue as a going concern. Management intends to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy to commence operations and generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

Note 6 – Stockholders’ Equity

Shares Authorized

The total number of shares of all classes of stock which the Company is authorized to issue is One Hundred-Five Million (105,000,000) shares of which Five Million (5,000,000) shares are Preferred Stock, par value $0.0001 per share, and One Hundred Million (100,000,000) shares are Common Stock, par value $0.0001 per share. The Preferred Stock has liquidation preference over the Common Stock.

Common Stock

As of December 31, 2021, there were 4,000,000 shares issued and outstanding.

On April 23, 2021, the Company sold 4,000,000 shares of common stock at $0.0001 per share, or $400 in aggregate for cash.

The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Rule 506 of Regulation D promulgated thereunder.

Note 7 – Income Taxes

Income before income taxes for the period from April 23, 2021 (inception) through December 31, 2021 was $0.

The expense for income taxes of $0 resulted in an effective tax rate of 0%.

As of December 31, 2021, the Company had no deferred tax assets or liabilities.

Note 8 – Subsequent Events

The Company has evaluated all events that occurred after the balance sheet date through the date when the financial statements were issued to determine if they must be reported. The management of the Company determined that there were no other reportable subsequent events to be disclosed.

LUCIA TECHNOLOGIES, INC.

500,000 SHARES OF COMMON STOCK

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until ___________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus is ___________

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$12
Transfer Agent Fees	1,500
Accounting fees and expenses	6,000
Legal fees and expense	5,000
Miscellaneous	1,000
Total	$13,512

All amounts are estimates other than the SEC’s registration fee. We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 14. Indemnification of Directors and Officers

To the fullest extent permitted by the laws of the State of Delaware, our Certificate of Incorporation and Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he/she is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Between December 19 and December 31, 2021, we sold 4,000,000 shares of common stock, for $0.0001 per share or $400 in aggregate cash, including 2,000,000 shares of common stock to our CEO and founder Colin Conway.

All shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering and Rule 506 of Regulation D promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT
NUMBER	DESCRIPTION
3.1	Amended Certificate of Incorporation
3.2	Bylaws
23.1	Consent of Independent Registered Public Accounting Firm
107	Ex-Filing Fees

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Item 17. Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(5) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Sarasota, FL 34236.

LUCIA TECHNOLOGIES, INC.

By:	/s/Colin Conway
Colin Conway
President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Director
(Principal Executive Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Colin Conway	President, Chief Executive Officer, Chief Financial Officer , Principal Accounting Officer and	November 22, 2022
Colin Conway	Director (Principal Executive Officer and Principal Financial Officer)

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